｡｡｡ management's discussion and analysis of financial condition and results of operations
This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2006 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company’s unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars") except as otherwise indicated.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company added to its product offering through the purchase of the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual’s unique writing style. In December 2005, the Company sold its Beijing Oztime Education Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") subsidiaries to Archer Education Group, Inc. ("Archer"), resulting in Zi’s control of Archer from December 2005 to February 2006 at which time Zi ceased to have control. Accordingly, the results of Archer were consolidated from December 2005 to February 2006, following which time the Company has used the equity method of accounting for its proportionate interest in Archer. Through its e-Learning business segment which consists of the equity investment in Archer, the Company is also involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. In addition, Archer provides personal and organizational teaching and learning through Canadian based schools.

Summary of Results of Operations

Three months ended March 31 (thousands except per share amounts) (unaudited)	2006	2005
Revenue	$3,697	$2,870
Gross margin	$3,582	$2,717
Net loss	$(2,285)	$(1,514)
Total assets	$18,239	$23,508
Net loss per share – basic and diluted	$(0.05)	$(0.03)
Outstanding shares, weighted average	46,273	45,837
Outstanding shares, end of period	46,273	46,225
All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company’s unaudited interim financial statements and notes.

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Zi is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi’s product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions that include: its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™ a content and application search solution designed to enhance the user experience and drive client and network service usage and adoption. Zi’s product portfolio now includes 54 language databases, representing languages spoken and written by two-thirds of the world’s population.

Zi’s customer and alliance base is extensive and continually growing with cellular handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, Samsung, Alcatel, Flextronics and Kyocera.

With an expanded portfolio of products, Zi has a focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi signed important licensing agreements in 2005, including: Sony Ericsson for its smartphone offering and Motorola for the Company’s Decuma product on Japanese handsets. The Company’s newly developed Qix is currently expanding into the second phase of its first consumer trial project with Virgin Mobile. Zi has also expanded into the gaming market with a licensing agreement with Nintendo.

Zi’s core product, eZiText, is now pre-integrated on all major mobile operating systems and platform providers for smart phones including: S60, Symbian, Microsoft, Palm and Brew. Qix is integrated with S60 and UIQ platforms.

In early 2005, Zi acquired Decuma handwriting recognition and announced the Qix user application interface product to Zi’s core predictive text solutions of eZiText and eZiTap. With this expanded portfolio of products, Zi is focused on making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device. The combination of the technologies is expected to further bolster Zi’s competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product’s commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

4 First Quarter Interim Report

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the December 31, 2005 audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and support service, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer’s colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student’s tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-based Compensation Plan

The Company adopted SFAS 123(R), "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options granted beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

Zi Corporation 2006 5

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for RSU’s in accordance with SFAS No. 123(R), and records the fair value of the RSU’s equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

The Company has a stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSU’s.

Three Months Ended March 31, 2006

Revenue

Total revenue for the three months ended March 31, 2006, was $3.7 million, an increase of 29 percent or $0.8 million compared to the first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.1 million compared to $2.7 million for the same period a year ago. The principal reason for the revenue increase was the licensing of the Company’s product to the makers and developers of electronic games and consoles. Other product revenue from e-Learning was $0.6 million for the quarter compared to $0.2 million a year earlier. The increase in other product revenue is principally due to the operations of the recently acquired Archer.

In this quarter, we earned royalties from 50 eZiText licensees compared to 44 in the same period a year earlier. In the three months ended March 31, 2006, 50 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,050 compared to 860 a year earlier.

Gross margin on revenue was $3.6 million for the first quarter of 2006, an increase of 32 percent from last year’s level of $2.7 million. Gross margin this quarter increased slighty to 97 percent of revenue compared to 95 percent in the first quarter of the prior year. The increase in gross margin was principally due to the licensing of the Company’s product to the makers and developers of electronic games and consoles, as discussed above.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") for the three months ended March 31, 2006, was $3.1 million compared to $2.8 million for the three months ended March 31, 2005. The increase of $0.3 million is primarily due to the operations of Archer, which accounts for $0.6 million of the increase. Excluding the increase related to Archer, SG&A decreased $0.3 million compared to the same period in 2005. The decrease in SG&A is due to incurring lower Qix and Decuma related product promotion costs than in the first quarter of 2005 when the Company first introduced these product lines to the market.

Product research and development costs relate principally to the development of new but not yet commercialized products and with respect to existing products: product and customer support; and the ongoing cost of development and enhancement of products. Product research and development expense for the three months ended March 31, 2006, was $1.2 million as compared to $1.0 million in the same period a year earlier. In the three months ended March 31, 2006, gross expenditures on new product development before capitalization were $1.6 million reflecting the Company’s development of new language database software and Qix. In the first three months of 2005, the Company’s gross expenditure on product research and development was $1.3 million. The Company capitalized $0.4 million in the first quarter of 2006 as compared to $0.3 million in the first quarter of 2005.

Legal costs for the three months ended March 31, 2006, were $0.9 million compared to $0.2 million for the three months ended March 31, 2005. The year over year legal cost increase was due, in part, to defense costs related to the University of Texas action against certain of the Company’s clients and costs pertaining to a major shareholder’s activism. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of which two of the remaining defendants are or were customers of Zi in the U.S.) alleging that use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to appoint its nominees to the Board of Directors of the Company, using shares that were allegedly illegally acquired and not in accordance with Alberta law or regulatory rules.

6 First Quarter Interim Report

Net loss was $2.3 million for the three-month period ending March 31, 2006, compared to $1.5 million in the same period a year earlier. The net loss in the current period includes: $0.6 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; $1.0 million loss for other corporate costs including public company operating costs; and, income taxes related to our Chinese operations of $0.4 million. Compared to the same period a year earlier, the Zi Technology segment operating loss remained relatively consistent. However, a number of Zi Technology costs did fluctuate during the year. The Zi Technology costs that experienced fluctuations during the period as compared to the same period in the prior year are as follows: increased legal costs of $0.6 million, increased product research and development expense of $0.3 million, offset by a decrease in SG&A of $0.5 million, and a higher gross margin of $0.4 million.

Liquidity and Capital Resources

At March 31, 2006 Zi had cash and cash equivalents of $9.2 million. The objective of Zi’s investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

During the three months ended March 31, 2006, the Company had net cash outflow of $2.9 million primarily represented by: a net loss of $2.3 million; $0.4 million in changes in non-cash working capital; $0.4 million in deferred development costs and capital asset additions; $0.1 million as a result of the dilution of the Company’s investment in Archer; $0.1 million from a note receivable issued to a related party; $0.1 million from the elimination of bank indebtedness; offset by non-cash items of $0.5 million, which includes depreciation and compensation expense.

Cash flow applied to operations for the first three months of 2006 was $2.2 million as compared to cash from operations of $1.9 million for the same period in 2005. The net decrease of $4.1 million in cash flow from operations between the two quarters is primarily represented by: increased SG&A costs of $0.3 million (the 2005 comparative period costs do not include SG&A costs associated with Archer); increased litigation and legal of $0.6 million; increased product research and development costs of $0.3 million; income tax expense from the operations of Zi’s subsidiary in China of $0.4 million; an increase non-cash working capital of $3.5 million; offset by an increase in gross margin of $0.9 million; and, non-cash compensation expense of $0.1 million.

At current revenue and expense levels, the Company is able to fund its continued operations and meets its current obligations.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company’s licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen’s Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff’s claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Zi Corporation 2006 7

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

our history of operating losses and uncertainty of future profitability;
the potential need for additional capital to support our operations and future growth;
uncertainty as to the degree of and continuing market acceptance of our products and services;
uncertainties relating to product development;
risks associated with the number, amount and timing of new product introductions;
our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;
uncertainty regarding patents, proprietary rights and software piracy;
variability in customer demand;
fluctuations in quarterly results could negatively affect our financial results;
our dependence on third party performance under marketing and licensing arrangements;
risks associated with the contingent nature of continued performance under major sales contracts;
rapid technological change and competition;
uncertainty regarding the pricing, reporting and collection of accounts;
uncertainties related to dependence on third-party suppliers;
risks associated with dependence on sales in foreign countries;
the potential for adverse developments in pending litigation;
risks related to indemnity claims from third parties;
risks associated with the terms of settlement agreement and permanent injunction in respect of a U.S. patent infringement lawsuit;
fluctuations in foreign exchange rates;
uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;
adverse changes in general political, economic, business, regulatory, and legal conditions in any of the countries in which we do business;
changes in our size and structure;
risks associated with mergers, acquisitions and dispositions;
risks of dilutive future financings;
the effectiveness of our management and our strategic relationships;
unable to attract and retain key personnel;
investment risks associated with our e-Learning investments;
the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
other risks and uncertainties that may be disclosed in the Company’s various corporate disclosure documents from time to time; and, other risk factors detailed from time to time in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities.

8 First Quarter Interim Report